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Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

        We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2020 of Fairfax Financial Holdings Limited of our report dated March 5, 2021, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, filed as part of Exhibit 99.2 in this Annual Report on Form 40-F.

        We also consent to the incorporation by reference in the Registration Statements on Form S-8 of Fairfax Financial Holdings Limited (File Nos. 333-165730, 333-168835, 333-170873, 333-200235, 333-200658, 333-207812, 333-221676, 333-228219, 333-250975, 333-237956 and 333-237955) of our report dated March 5, 2021 referred to above.

        We also consent to reference to us under the heading "Interests of Experts" which appears in the Annual Information Form filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 5, 2021

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  Exhibit 99.5
Consent of Independent Registered Public Accounting Firm